ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

George Baxter Tel: (617) 951 7748 Fax: (617) 235 7399 george.baxter@ropesgray.com

June 29, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:    Ms. Samantha Brutlag

Re:	GMO Series Trust (File Nos. 333-174627 and 811-22564) (the “Trust” or “Registrant”)

Ladies and Gentlemen:

On June 10, 2016, Samantha Brutlag (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and George Baxter of Ropes & Gray LLP, counsel to the Registrant, regarding Post-Effective Amendment No. 24 (“Amendment 24”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 26 (“Amendment 26”) under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (“Amendment 24/26”) relating to all series of the Trust. The Staff Reviewer and Mr. Baxter further discussed the Staff Reviewer’s comments during follow-up telephone conversations on June 23, 2016 and June 28, 2016.

Certain comments regarding Amendment 24/26 were addressed to the Staff Reviewer’s satisfaction during our conversations on June 10, 2016, June 23, 2016, and June 28, 2016. As noted below, certain additional disclosure information not filed with Amendment No. 24/26 was requested by the Staff Reviewer in advance of the Trust’s Rule 485(b) filing relating to its Registration Statement and that additional information has been provided. Responses to the remaining comments are set forth below. Please note that as discussed with the Staff Reviewer, we have provided collective responses to numerous global comments that were applicable to multiple funds.

For purposes of this response letter, references to the “Funds” shall mean each series of the Trust offered by Amendment No. 24/26; references to an “Institutional Fund” shall mean the series of GMO Trust in which a particular Fund invests substantially all of its assets in reliance on Section 12(d)(1)(E) of the 1940 Act; references to the “underlying GMO Funds” shall mean each

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series of GMO Trust in which an Institutional Fund may invest; and references to “GMO” shall mean Grantham, Mayo, Van Otterloo & Co. LLC, the investment adviser of the Funds, the Institutional Funds and the underlying GMO Funds. Because each Fund holds shares of a single Institutional Fund, each Fund is a “Feeder Fund” and each Institutional Fund is a “Master Fund,” in each case as defined in General Instruction A to Form N-1A.

Prospectus

General

1.	Please provide all numerical data relating to the Funds’ fees and expenses, expense examples, portfolio turnover rates, performance, financial highlights, and supplemental performance and volatility information that was not included in Amendment 24/26.

Response:    The requested supplemental performance and volatility information was provided to the Staff Reviewer via electronic mail on June 21, 2016. All other requested information was provided to the Staff Reviewer via electronic mail on June 22, 2016.

2.	Please confirm supplementally that (i) each Fund has been a Feeder Fund in a master-feeder relationship with its Institutional Fund since its inception and (ii) this relationship meets all of the requirements of Section 12(d)(1)(E) of the 1940 Act.

Response:    The Registrant confirms that (i) each Fund has been a feeder fund in a master-feeder relationship with its Institutional Fund since its inception and (ii) this relationship meets all of the requirements of Section 12(d)(1)(E) of the 1940 Act.

3.	Please consider adding an introductory sentence to the section entitled “Investment in Other GMO Funds” to explain the purpose for including this section in the Prospectus.

Response:    The requested change has been made.

4.	For each Fund with an expense reimbursement shown in the Fund’s “Annual Fund operating expenses” table, please confirm that the contractual arrangement to reimburse such expenses will remain in effect for a period of at least one year from the effective date of the Trust’s Rule 485(b) filing and include corresponding disclosure in the relevant footnote to the table.

Response:    The Registrant confirms that, for each Fund with an expense reimbursement shown in the Fund’s “Annual Fund operating expenses” table, the contractual arrangement to reimburse such expenses will remain in effect for a period of at least one year from the effective date of the Trust’s Rule 485(b) filing. The Trust further confirms that all footnotes describing the applicable fee reimbursements disclose that the contractual arrangement will continue through at least June 30, 2017.

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5.	Please confirm supplementally whether GMO is able to recoup expenses reimbursed pursuant to the Funds’ contractual expense reimbursement arrangements and, if so, please add relevant information to the footnotes to the “Annual Fund operating expenses” tables regarding such recoupment.

Response:    The Trust confirms that GMO does not recoup expenses reimbursed pursuant to the contractual expense waiver arrangements disclosed in the Funds’ “Annual Fund operating expenses” tables.

6.	The Staff notes that, in the “Management of the Fund” sections of the Fund Summaries, some portfolio managers are described as having managed the Fund “since inception.” Please revise this disclosure to include the year of inception, per Item 5(b) of Form N-1A.

Response:    The Registrant notes that, for all Funds that have commenced operations as of the date of the Prospectus, the referenced disclosure in Amendment 24/26 includes the year the Fund incepted. The Registrant notes further that several Funds have not commenced operations as of the date of the Prospectus. As such, the Registrant is unable to provide the year of inception for those Funds.

7.	In accordance with the Staff’s letter to the Investment Company Institute dated July 30, 2010 (the “ICI Letter”), please consider describing with greater specificity (1) the types of derivatives in which the Institutional Funds may invest; (2) the specific purpose for using such derivatives; and (3) the extent to which such derivatives will be utilized or, alternatively, please explain why the current disclosure is sufficient. If a Fund’s Institutional Fund expects that its use of derivatives will create economic leverage, please include disclosure to that effect in the “Principal investment strategies” section of the Fund’s Fund Summary. Alternatively, please explain why the current disclosure is sufficient.

Response:    The Registrant believes that disclosure in the Funds’ Prospectus and Statement of Additional Information (“SAI”) sufficiently describes the types of derivatives in which the Institutional Funds may invest, the specific purpose for using such derivatives and the extent to which such derivatives will be used, in accordance with the ICI Letter. For example, the Registrant notes that many Funds whose Institutional Funds invest primarily in equities include the following disclosure in the “Principal investment strategies” section of their Fund Summaries:

As an alternative to investing directly in equities, the Fund may invest in exchange-traded and over-the-counter (OTC) derivatives and exchange-traded funds (ETFs). The Fund also may invest in derivatives and ETFs in an attempt to obtain or adjust elements of its long or short investment exposure, and as a substitute for securities lending. Derivatives used may include futures, options, forward currency contracts, and swap contracts.

Additionally, the Registrant notes that many Funds whose Institutional Funds invest primarily in fixed income instruments include the following disclosure in the “Principal investment strategies” section of their Fund Summaries:

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The Fund also may invest in exchange-traded and over-the-counter (OTC) derivatives, including futures contracts, currency options, currency forwards, reverse repurchase agreements, swap contracts (such as credit default swaps, swaps on securities and securities indices, total return swaps, interest rate swaps, currency swaps, cross currency basis swaps, variance swaps, commodity swaps, inflation swaps, municipal swaps, correlation swaps, and other types of swaps), interest rate options, and other types of derivatives. The Fund is not limited in its use of derivatives or in the total notional value of its derivative positions. As a result of its derivative positions, the Fund typically has gross investment exposures in excess of its net assets (i.e., the Fund typically is leveraged) and therefore is subject to heightened risk of loss. The Fund’s performance can depend substantially, if not primarily, on the performance of assets or indices underlying its derivatives even though it does not own those assets or indices. (Emphasis added)

The Registrant further notes that the disclosure regarding leverage italicized in the excerpt above is also included in the “Principal investment strategies” section for GMO SGM Major Markets Series Fund and for the following underlying GMO Funds: GMO Alpha Only Fund, GMO Implementation Fund, and GMO Special Opportunities Fund.

Certain Institutional Funds that utilize derivatives do not include the disclosure regarding leverage italicized in the excerpt above because such Institutional Funds’ use of derivatives is not expected under normal circumstances to create a comparable degree of economic leverage. However, the Registrant notes that all Funds whose Institutional Funds utilize derivatives as part of their principal investment strategies include Leveraging Risk (which states that the use of reverse repurchase agreements and other derivatives creates leverage) alongside Derivatives Risk as principal risks because leverage is inherent in certain derivatives instruments.

8.	Please consider defining the term “emerging markets” in the “Definitions” sub-section of the section entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses.”

Response:    The requested change has been made.

9.	For the Funds with “Market Risk – Asset-Backed Securities” as a principal risk, please confirm supplementally whether the associated Institutional Funds or underlying GMO Funds are permitted to invest in collateralized loan obligations (“CLOs”) and, if so, please confirm whether there is a limit on the percentage of Fund assets that can be invested in CLOs. Additionally, please confirm supplementally (via supplemental correspondence, if preferred) whether any Institutional Fund invests or expects to invest 15% or more of its assets in CDOs, CLOs, non-agency residential mortgage-backed securities or in entities that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act. If so, please also explain supplementally how GMO Trust’s Board of Trustees determines the liquidity of such investments.

Response:    As disclosed in the “Asset-Backed and Related Securities—Other Asset-Backed Securities” and “Collateralized Debt Obligations (“CDOs”)” sub-sections of the “Descriptions and Risks of Fund Investments” section of the SAI, Institutional Funds and/or underlying GMO Funds that are permitted to invest in asset-backed securities may invest in CLOs. Although the Funds, Institutional Funds, and underlying GMO Funds are required to comply with any applicable fundamental investment policies and applicable rules and regulations regarding diversification,

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there is no specific limit on the percentage of a Fund’s assets that can be invested in CLOs. The Registrant notes that, per GMO Trust’s most recent annual shareholder report, only GMO Debt Opportunities Fund, an underlying GMO Fund (which discloses in the “Principal investment strategies” section of its Fund Summary that it has invested a substantial portion of its assets in asset-backed securities, many of which are below investment grade), had significant exposure to CLOs as of February 29, 2016. In response to this comment, the Registrant has included an explicit reference to CLOs in GMO Debt Opportunities Fund’s “Principal investment strategies” disclosure.

The Registrant will confirm via supplemental correspondence whether any Institutional Fund invests or expects to invest 15% or more of its assets in CDOs, CLOs, non-agency residential mortgage-backed securities or in entities that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act and, if so, will explain how GMO Trust’s Board of Trustees determines the liquidity of such investments.

10.	For each Fund that uses the terms “international” or “global” in its name, please include disclosure relating to the related Institutional Fund’s investment exposure to issuers in a number of countries throughout the world. Please consider each applicable Fund’s current disclosure and policies in light of the Investment Company Institute’s June 4, 2012 memorandum of understanding (the “ICI Names Rule Memo”) setting forth the Staff’s view (as communicated to the ICI) that one way a fund with the terms “international” or “global” in its name could comply with Section 35(d) of the 1940 Act and Rule 35d-1 thereunder would be to have a policy to invest, under normal market conditions, in at least three different countries, and invest at least 40 percent of its assets outside the United States or, if conditions are not favorable, invest at least 30 percent of its assets outside the United States.

Response:    The Registrant confirms that it has considered each applicable Fund’s current disclosure and policies in light of the ICI Names Rule Memo. The Registrant notes that disclosure in the section of the Prospectus entitled “Name Policies” currently states that Institutional Funds and underlying GMO Funds with the terms “international” or “global” included in their names typically invest in investments that are tied economically to, or seek exposure to, a number of countries throughout the world. The Registrant notes that this approach is consistent with the adopting release for Rule 35d-1 under the 1940 Act. See Investment Company Act Release No. 24828 (January 17, 2001) (noting that funds using the terms “international” or “global” in their names are not governed by Rule 35d-1, but that the SEC would expect “investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world”). In addition, the Registrant notes that all Institutional Funds and underlying GMO Funds with such terms in their names benchmark their performance against world or multi-region indices (e.g., MSCI All Country World Index, MSCI Europe, Australasia and Far East, J.P. Morgan Global Government Bond Index, and MSCI World Index).

While the Registrant notes that ICI Names Rule Memo states that the 40 percent/3 countries test is not compulsory, the Registrant confirms that, as disclosed in GMO Trust’s most recent shareholder reports for the fiscal year ended February 29, 2016, all Institutional Funds and underlying GMO Funds with the terms “international” or “global” in their names invested in at least three different countries and invested at least 40% of their assets outside of the United States as of the most recent fiscal year end.

11.	If there is a required minimum amount for subsequent purchases of a Fund, please revise disclosure in the “Purchase and sale of Fund shares” section of each relevant Fund’s Fund Summary to include such amount.

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Response:    The Registrant confirms that there is no minimum subsequent investment amount for the Funds. However, in response to this comment, the Registrant has added an explicit statement to this effect in the referenced disclosure.

Principal Investment Strategies

12.	We note that disclosure in the introductory paragraph of each Fund’s “Principal investment strategies” section states that references to the Fund may include references to the Fund’s Institutional Fund and that references to actions undertaken or investments held by the Fund may also refer to those by the Fund’s Institutional Fund. Subsequent paragraphs then simply refer to “the Fund.” For example, for GMO Benchmark-Free Allocation Series Fund, disclosure states that “the Fund invests substantially all of its assets in GMO Benchmark-Free Allocation Fund” and thereafter states that “the Fund is structured as a fund of funds and gains its investment exposure primarily by investing in GMO Implementation Fund.” Please consider revising such disclosure as necessary to clarify whether a particular statement relates to the Fund or the Institutional Fund or both.

Response:    The Registrant believes disclosure in the referenced introductory paragraph clearly describes the Fund’s master-feeder relationship with its Institutional Fund. Each introductory paragraph and is then followed by “Principal investment strategies” disclosure that tracks “Principal investment strategies” disclosure of the Fund’s Institutional Fund because the Registrant believes this is an effective, clear and helpful way to communicate to investors that each Fund and its Institutional Fund have substantially similar principal investment strategies. The Registrant notes that Benchmark-Free Allocation Series Fund’s Institutional Fund is a fund of funds that invests in GMO Implementation Fund, and believes that the referenced disclosure makes that clear to investors. The Registrant believes revising disclosure as requested could potentially create confusion about whether the Fund and its Institutional Fund have different principal investment strategies and respectfully declines to make the requested change.

13.	We note that the disclosure in the last paragraph of each Fund’s “Principal investment strategies” section states that the Fund may hold cash, cash equivalents, and/or U.S. government securities to manage cash inflows and outflows as a result of shareholder purchases and redemptions. Please explain how a Fund that may purchase U.S. government securities meets the requirements of Section 12(d)(1)(E)(ii) of the 1940 Act, which restricts the investment securities permitted to be purchased or acquired by a Feeder Fund to shares of its Master Fund.

Response:    The Registrant confirms that each Fund meets the requirements of Section 12(d)(1)(E)(ii) of the 1940 Act because shares of the corresponding Institutional Fund are the only investment securities held by the Fund. The Registrant notes that “investment security,” as defined in Section 3(a)(2) of the 1940 Act, excludes U.S. government securities.

14.	For Funds with “Credit Risk” disclosure that refers to “junk bonds” in their “Principal risks of investing in the Fund” section, please revise disclosure in each Fund’s “Principal

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investment strategies” section to indicate that the Fund may invest in below investment grade securities, commonly referred to as “junk bonds.”

Response:    The requested change has been made for Funds retaining references to “junk bonds” in their Credit Risk disclosure under “Principal risks of investing in the Fund.” The Registrant notes that, in response to this comment, it has removed the reference to “junk bonds” from Credit Risk disclosure for certain Funds that invest primarily in equities and do not have material exposure to “junk bonds.”

Principal Risks

15.	The Staff notes that some Funds include Commodities Risk, Leveraging Risk, Small Company Risk, and/or Merger Arbitrage Risk in the “Principal risks of investing in the Fund” section of their Fund Summaries. Please revise disclosure in each applicable Fund’s “Principal investment strategies” section as necessary to include references to the investments or strategies giving rise to such risks.

Response:    With respect to Commodities Risk, the Registrant confirms that for each Fund that includes this risk in its “Principal risks of investing in the Fund” section, there is relevant disclosure relating to commodities exposure in the Fund’s “Principal investment strategies” section.

With respect to Small Company Risk, the Registrant confirms that, where not already included, it has revised the “Principal investment strategies” section for each Fund that includes this risk in its “Principal risks of investing in the Fund” section to include a statement that the Fund may invest in issuers of any market capitalization.

With respect to Leveraging Risk, as described in our response to Comment 7 above, the Registrant notes that Funds with Leveraging Risk that are not limited in the use of derivatives explicitly state in their “Principal investment strategies” section that such Funds typically are leveraged. The Registrant notes that Leveraging Risk generally is intended to flag for shareholders that the use of reverse repurchase agreements and other derivatives may create leverage and further notes that each Fund with Leveraging Risk refers to derivatives and, if applicable, reverse repurchase agreements in its principal investment strategies disclosure and includes Derivatives Risk in its principal risks.

With respect to Merger Arbitrage Risk, the Registrant notes that the “Asset Allocation Series Funds” (which are defined for these purposes as Funds whose Institutional Funds gain their investment exposure primarily by investing in shares of underlying GMO Funds) that include this risk as a principal risk include “Principal investment strategies” disclosure indicating that they may invest in GMO Implementation Fund, an underlying GMO Fund that has extensive disclosure regarding merger arbitrage transactions in its “Principal investment strategies” section. The Registrant notes that GMO Implementation Fund’s “Principal investment strategies” disclosure is included in the section of the Prospectus entitled “Investment in Other GMO Funds.” In response to this comment, the Registrant has (i) removed Merger Arbitrage Risk as a principal risk for each of GMO Quality Series Fund and GMO Asset Allocation Bond Fund (which is an underlying GMO Fund) in the Registrant’s 485(b) filing, and (ii) revised the “Principal investment strategies”

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disclosure for the other GMO Funds that include Merger Arbitrage Risk as a principal risk to state that such other GMO Funds may invest in merger arbitrage transactions. In addition, in the 485(b) filing, the Registrant has defined “merger arbitrage transactions” in the section entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Definitions.”

16.	The Staff notes that many Funds’ “Principal investment strategies” disclosure indicates that the Funds’ Institutional Funds may invest in exchange-traded funds (“ETFs”), convertible securities, and/or real-estate investment trusts (“REITs”). Please consider including, for those Funds, a standalone principal risk for each of these types of investments. Please also disclose that a Fund will bear the fees and expenses of an ETF in which it invests.

Response:    The Registrant notes that convertible securities and REITs are included in the definition of “equities,” as disclosed in many Funds’ “Principal investment strategies” sections and in the section of the Prospectus entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Definitions,” and are described in detail in the SAI. Because convertible securities and REITs are considered “equities,” the Registrant submits that the risks of such investments are included in the “Market Risk – Equities” principal risk that is included for each such Fund.

The Registrant notes that ETFs are included in the definition of “underlying funds” in the section entitled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses—Definitions.” The Registrant has revised Item 4 disclosure, as applicable, for “Fund of Funds Risk” to include an explicit reference to “underlying funds” in order to clarify that Fund of Funds Risk includes the risks associated with a Fund’s investments in ETFs (among other investment companies). The Registrant also notes that the risks of investments in ETFs are addressed in the Item 9 disclosure for Fund of Funds Risk as follows:

“Investments in ETFs involve the risk that an ETF’s performance may not track the performance of the index the ETF is designed to track. In addition, ETFs often use derivatives to track the performance of the relevant index, and, therefore, investments in those ETFs are subject to the same derivatives risks discussed in ‘Derivatives and Short Sales Risk.’”

With respect to the fees and expenses associated with investments in ETFs, the Registrant notes the following Item 9 disclosure for Fund of Funds Risk:

Because a Fund bears the fees and expenses of its corresponding Institutional Fund, and the Institutional Fund bears the fees and expenses of the underlying funds in which it invests (absent reimbursement of those fees and expenses), the Fund and its corresponding Institutional Fund will incur additional expenses when investing in underlying funds. In addition, total Fund expenses will increase if an Institutional Fund increases its fees or incurs additional expenses, or when an Institutional Fund makes a new or further investment in underlying funds with higher fees or expenses than the average fees and expenses of the underlying funds then in the Institutional Fund’s portfolio.

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17.	The Staff notes that each Fund whose Institutional Fund is non-diversified under the 1940 Act includes disclosure in the lead-in paragraph to the “Principal Risks” section of its Fund Summary stating that the Institutional Fund a non-diversified investment company under the Investment Company Act of 1940, as amended, and therefore a decline in the market price of a particular security held by the Institutional Fund may affect the Institutional Fund’s performance more than if the Institutional Fund were a diversified investment company. Please consider adding “Non-Diversified Fund Risk” as a listed standalone principal risk for each Fund whose Institutional Fund is non-diversified under the 1940 Act to further highlight this issue for investors.

Response:    The Registrant respectfully submits that the referenced disclosure is helpful to investors and compliant with Form N-1A. The placement of the discussion of this risk in the lead-in paragraph delineates this risk from the other principal risks, which are generally based on the Fund’s investments as opposed to the way an Institutional Fund is classified under the 1940 Act. The Registrant notes further that a chart listing all of the principal risks of each Fund is included at the beginning of the section entitled “Description of Principal Risks” and that “Non-Diversified Funds” risk is included as a standalone risk in that chart for the applicable Funds whose Institutional Funds are non-diversified. Additionally, the risks associated with the investment activities of non-diversified Funds are described in detail elsewhere in the section entitled “Description of Principal Risks—Non-Diversified Funds Risk.”

18.	Please confirm supplementally that any changes to Item 4 “Principal investment strategies” or “Principal risks of investing in the Fund” disclosure are also made in corresponding sections of the Trust’s Item 9 disclosure, consistent with Item 9(c) of Form N-1A.

Response:    The Registrant confirms that all changes to Item 4 “Principal investment strategies” or “Principal risks of investing in the Fund” disclosure have also been made in corresponding sections of the Trust’s Item 9 disclosure, consistent with Item 9(c) of Form N-1A.

Financial Highlights

19.	Please revise the disclosure in the first paragraph of the “Financial Highlights” section to clarify that information will not be provided in this section for Funds that have not commenced operations as of the date of the most recent fiscal year end.

Response:    The requested change has been made.

GMO SGM Major Markets Series Fund

20.	Please confirm supplementally that the name of the investment team (i.e., “Systematic Global Macro Team”) listed as primarily responsible for portfolio management of the Fund in the “Management of the Fund” section of the Fund’s Fund Summary is correct.

Response:    The Registrant confirms that “Systematic Global Macro Team” is the correct name for the investment team primarily responsible for portfolio management of the Fund.

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GMO Benchmark-Free Allocation Series Fund and GMO SGM Major Markets Series Fund

21.	Please remove the cross reference to the “Supplemental Performance and Volatility Information” section from the end of the introductory paragraph of the “Performance” section of each Fund Summary, as this cross reference is not permitted by General Instruction 3(b) of Form N-1A. If you choose to retain the cross reference in the Prospectus, please move the cross reference to a different section of the Prospectus that does not contain information given in response to Items 2 through 8 of Form N-1A.

Response:    The requested change has been made. The cross reference has been moved to the section titled “Additional Information About the Funds’ Investment Strategies, Risks, and Expenses,” in which information given in response to Item 9 of Form N-1A is included.

*        *        *         *        *        *

As requested, on behalf of the Trust, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Very truly yours,

/s/ George Baxter

George Baxter

cc:	Douglas Y. Charton, Esq., Grantham, Mayo, Van Otterloo & Co. LLC

Thomas R. Hiller, Esq., Ropes & Gray LLP

Sarah Clinton, Esq., Ropes & Gray LLP

James M. Forbes, Esq., Ropes & Gray LLP